UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



                       For the date of 06 December, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




EMBARGO  7am                                                   6th DECEMBER 2007

                           Allied Irish Banks, p.l.c.

                                 Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its year end close period. Please note that all trends in this update are in constant currency terms.

Our performance in 2007 reflects the quality and strength of our franchises. We expect profit growth* this year in each of our operating divisions - Republic of Ireland, Capital Markets, United Kingdom and Poland. Customer demand for our products and services remains good although the operating environment has recently become more difficult. In the US, M&T has a well proven business model which we expect will underpin its performance relative to its peers in a very challenging environment for regional banks.

Overall, we expect productivity to further improve and to achieve a positive gap of around 3% between the rates of income and cost growth. We are targeting growth of around 13% in 2007 earnings per share* off a 2006 base of 182.8c, in line with our previous guidance issued on 1st August for low teen growth in earnings per share this year. The effects of the global market dislocation in the second half of this year have created significant headwinds for the banking sector. Despite AIB not being immune to some of these effects which we will outline in this update, our earnings target underlines the resilience of our franchises and underpins our confidence in the future.

* Excludes profit on property sales and leaseback transactions, business disposals and interest rate hedge volatility


PRINCIPAL EFFECTS OF GLOBAL MARKET DISLOCATION


Funding

In conditions where access to term debt is severely curtailed for all banks, AIB is in a relatively strong position. Our activities in the term senior debt and unsecured interbank markets in the first half of 2007 and availability of funding to us since then through a range of current programmes has positioned us well. Our most significant source of funding at c. 47% of our total requirement, is our solid, highly predictable retail and business customer deposit base comprising c. 2m customers. These deposits, when combined with wholesale funding that matures after the middle of next year provide liquidity that is c. 100% of our total customer loans. Wholesale funding with a remaining maturity of over 1 year is c. EUR20bn, representing c. 80% of total term funding. In addition, we currently hold c. EUR30bn in qualifying liquid assets which represents a significant excess over both the regulatory requirement and our own higher internal policy level. Net unsecured interbank deposits are less than 9% of our total funding. In summary, we have solid, well diversified sources of funding that are sufficient to support our planned business growth.

The cost of funding has increased but will not have a significant effect on our 2007 performance. Our working assumption is that current market conditions will continue well into next year


Asset Portfolios

There are 3 distinct portfolios affected by the market dislocation. 2 are managed by Group Treasury and 1 by Corporate Banking and we outline hereunder the different effects which are determined by the distinctive assets in each portfolio and accounting convention.

Group Treasury manages a trading portfolio of qualifying liquid assets (c. EUR9bn, held for liquidity management purposes). This trading portfolio principally comprises bank bonds (c. EUR5bn) and collateralised prime residential mortgage obligations (c. EUR3.5bn). 76% of these securities are rated "AA" / "AAA" with virtually 100% rated "A" or better. It is important to note the ratings have not been achieved through synthetic structuring of the securities. The mortgage portfolio primarily comprises prime European mortgages which have an average loan to value of c. 65% and are owner occupied. The average life of the assets is c. 3 years and we are entirely satisfied that they will redeem at par value on maturity. However, asset value writedowns in current markets have been indiscriminate and these assets currently have mark to market values less than their par values. The accounting convention is to fair value these assets through non interest income in the profit and loss account and it is our intention to do this in the most clear and transparent way - by applying quoted prices. Based on current quoted prices, the reduction in value is c. EUR100m and is included in the earnings per share target already referred to in this update. It should be noted that the actual reduction will be determined by the prices quoted at our year end on 31st December.

Our "financial investments available for sale" portfolio managed by Group Treasury is c. EUR19bn and contains assets of equally high quality (also held for liquidity management purposes) that have not suffered any permanent diminution. The accounting convention is to fair value these assets through the equity account and not the profit and loss. We will apply the same approach to valuation as outlined for our trading portfolio financial assets and the current write down is c. EUR170m which does not affect our regulatory capital position.

Our total credit exposure to US sub prime mortgages is low. We have 2 portfolios
- a "whole loan" i.e. not tranched portfolio of c.$200m and an asset backed securities (ABS) portfolio of around $300m. The whole loans were purchased in 2007 from a top US originator and comprise collateral selected by AIB and purchased after extensive due diligence and the onset of the sub prime crisis. These loans offer strong risk adjusted returns and are performing well within our expectations. Within the ABS portfolio, c. 80% of the collateral was originated prior to 2006. All payments are current and the portfolio is held to maturity. This portfolio is marked to model, regular reviews are undertaken and following a recent examination we have taken a charge to our income of c. $35m which we consider adequate to cover all likely losses. We have no exposure to conduits or SIVs, either directly or through backstop facilities. Other CDO/CLO exposures total c. EUR550m and are all performing well. This is greater than the figure disclosed at the interim stage primarily due to the reclassification of securities already held together with the addition of 1 new security.


REPUBLIC OF IRELAND DIVISION

The Irish economy is performing well and growth remains ahead of the eurozone average. The pace of growth is slowing as the housing market undergoes a rapid and significant period of transition in which developers are materially cutting the supply of new houses. The speed and extent of this transition and the price correction taking place will restore the housing sector to a more stable and sustainable part of the economy. The housing market has materially changed and, as activity slows, so too will our income from residential development and mortgages. However, our lending to residential developers is heavily weighted to borrowers with extensive experience, assets and cashflows derived from diverse segments of the property market. Asset quality in this sector remains solid, although it is inevitable that impaired loans and credit provisions will increase in the future from current unsustainably low levels. Key lead indicators and the comprehensive reviews we have undertaken point to the future increase being moderate in all likely scenarios. Quality of the residential mortgage book remains very strong.

Activity remains strong in other key sectors of the economy, including non-residential property. Overall employment continues to grow and any increase in unemployment is expected to be moderate. In 2007 we expect GDP growth of close to 5% and around 3% in 2008.

In the still relatively benign although less buoyant environment outlined above, we expect loan growth in 2007 of close to 20%. Demand from our business customers is strong and we continue to increase market share, further extending our no. 1 position. We are maintaining our share of the slower growing mortgage market, despite our continued underweight position in the first time buyer segment. In deposits we are also increasing our share. We expect a volume increase of around 3% for the full year due to better momentum in the second half following a flat performance in the first half when significant SSIA funds matured.

Our wealth management business is performing strongly. This business includes our joint venture with Aviva which is continuing to outperform in the investment and protection market.


CAPITAL MARKETS DIVISION

Our  expectation  for profit growth in this division this year,  despite  highly
unfavourable   market   conditions,   underlines   the   quality,   nature   and
sustainability of income in this franchise.

Corporate banking continues to generate a high percentage of the division's profit and is performing strongly again this year. Customer demand for loans has remained strong and we continue to achieve superior returns. The profile and quality of the loan book remains robust. We expect loan growth of close to 20% this year and importantly, do not hold any material underwritings in our book.

Customer demand is very good in Global Treasury particularly in recent months when heightened market volatility has increased sales of protection products. Our wholesale activities are being well managed in the difficult market conditions already outlined in this update.

Investment Banking is on track to deliver significant operating profit growth this year. Key contributions are being made by our asset management, stockbroking and corporate finance businesses and by the disposal of some trade investments.


UK DIVISION

Customer demand is driving good volume growth on both sides of the balance sheet. Both loans and deposits are expected to increase by around 20% this year.

Significant benefits are now being derived from the reconfiguration of our networks. In Great Britain, we have centralised all SME business in one location to enable our branch and specialist teams focus on selected mid corporate sectors. Cross sales to customers in these sectors are increasing, notably in private banking, interest rate hedging and foreign exchange services. We are consistently adding new customers in our chosen sectors; two out of three new customers tell us their decision to bank with us was prompted by a recommendation from an existing customer. This advocacy by customers of our relationship management model is a very powerful catalyst for new business development, underpinning momentum and the growth potential in our franchise.

In Great Britain, our property book is robust and we have minimal exposure to the consumer sector. The other key sectors in which we operate - professional services, private education, healthcare, waste management and leisure - are likely to prove resilient in an economic downturn.

In Northern Ireland good progress has been made in centralising administration activities and processing. We have carefully segmented the market and created a mix of full service branches and sales outlets. This approach has sharpened our focus on opportunities in the market; product sales are increasing and productivity is improving.


POLAND DIVISION

Our premium quality franchise is growing very strongly in a positive environment
- Polish economic growth is expected to be around 6% in 2007.

Our loan book is on track to increase by over 30% and deposit percentage growth is expected to be in the mid teens, stronger than the 10% previously guided. Outperformance in our corporate and business banking portfolios continues to be a feature and is driven by dedicated, experienced teams operating from a growing number of well located business centres. Personal lending and zloty mortgages are also increasing strongly and we are distributing our suite of competitive products through an expanding number and range of channels. This channel development includes internet, call centres, mobile sales teams and agency sales to complement over 380 branches - a number we are now increasing at a rate of more than 1 per week. A key part of this major ongoing investment programme is people and we expect the number of employees to rise by almost 1,000 in 2007; we now have more people in Poland than any other division of the bank.

Non interest income growth is also very strong. We hold a clear no. 2 position in the mutual funds market and this business is also benefiting from our channel development and additions to the product suite. Our fast growing brokerage business now holds a leading market position while foreign exchange, insurance, banking fees and commissions are also important sources of growth.

The investment we will continue to make in Poland is being done in a measured way, drawing on the experience we have in the market over many years. There is a clear focus on quality and returns from the business and 2007 will reflect further gains in our already high productivity.


M&T BANK CORPORATION

In common with their US regional banking peers, slower revenue growth and higher credit costs are creating difficult conditions for M&T in 2007. Management is responding by managing costs very effectively, evidenced by an improvement in the Q3 efficiency ratio compared to the same period last year. The profit contribution we expect this year will continue to deliver a good return on the capital supporting our c. 25% shareholding.

In its investment securities, M&T has a mezzanine CDO portfolio of $132m, comprising 3 securities. In Q3 this portfolio was deemed to be temporarily impaired and in accordance with US GAAP was partly written down in the M&T balance sheet with a charge to stockholders' equity. Management is currently reviewing the securities to determine whether any are other than temporarily impaired. In the event that they consider impairment other than temporary, a writedown would be taken as a charge to the profit & loss account this year.
While this determination is pending, we have reduced the projected M&T contribution to us by cautiously assuming that M&T management decide to write down the portfolio of $132m to $31m and that this writedown is charged to the profit & loss account. We have made this assumption for the purpose of our 2007 earnings per share guidance contained in this update. The impact on AIB would be to reduce the profit contribution from M&T by c.$25m pre-tax, $17m after tax.


MARGINS

The rate of net interest margin attrition due to business factors (excludes volume effect / reclassification of income on treasury assets) is expected to reduce from 16 basis points last year to around 10 basis points in 2007. Loans growing faster than deposits are the main cause of attrition with the reinvestment of customer account funds likely to have a close to neutral effect on the net interest margin this year. Both loan and deposit product margins are broadly stable while we estimate that c. 1 basis point of the attrition is due to higher funding costs.


NON INTEREST INCOME

We are targeting an increase of around 6% this year. Banking fees and commissions remain an important component of non interest income while Polish asset management and brokerage, investment and protection, cards and customer treasury services are all growing strongly in 2007. Growth in our non interest income this year will be affected by global market dislocation effects already referred to in this update.


COSTS

Growth of around 10% is expected this year. Key drivers include business growth, investment in our single enterprise agenda, performance remuneration and Polish business expansion costs. As already stated, we expect income growth to exceed cost growth by around 3% in 2007. Significant progress has been made in our single enterprise agenda and we have reached a point at which the level of further investment spending will moderate. We have also largely completed major regulatory programmes and these factors will slow the rate of future cost growth.


ASSET QUALITY

Credit quality remains good and there has been no material increase in impaired loans in any of our loan portfolios. We expect a bad debt charge of around 10 basis points of average loans in 2007. As indicated at our interim results presentation, the charge is higher in the second half of the year reflecting the non recurrence of the high level of provision recoveries and writebacks in the first half. This expected variation in the half year charges was also evident in 2006.


CAPITAL

We target a minimum tier 1 capital ratio of c.7% and a core tier 1 ratio (before the addition of preference shares) of c. 5%. We expect these targets to be exceeded at 2007 year end and they are also achieved in our 2008 plan. Our plan incorporates continuation of our progressive dividend policy. In regard to Basel II we continue to expect the effect on our capital ratios to be broadly neutral.


2008 OUTLOOK

Activity levels and business pipelines are good across all our franchises. Our business is well diversified by carefully chosen geographies and sectors and relies on recurring, sustainable, customer activity driven revenues. In 2008 we currently expect to achieve profit growth in each operating division and at overall group level.

We have previously and consistently said that we expect a through the credit cycle charge to be in a range of 30 - 35 basis points of average loans. Our close monitoring of all key lead indicators of credit quality do not justify incorporating an increased charge to within this range in 2008. However, the operating environment is becoming more challenging. We anticipate the bad debt charge in 2008 to rise compared to the very low level expected in 2007 as we do not expect the strong level of recoveries and writebacks this year to recur.

As already noted, we assume that current market conditions and their effect on our cost of funding will continue well into next year and this assumption is incorporated in our 2008 financial plan.

We intend to provide specific guidance for 2008 on presentation of our 2007 year end results which will be announced on 20th February 2008.


                                     -ENDS-


For further information please contact:

 Alan Kelly                                          Catherine Burke
 General Manager, Group Finance                      Head of Corporate Relations
 AIB Group                                           AIB Group
 Dublin 4                                            Dublin 4
 Tel: +353-1-6412162                                 Tel: +353-1-6413894


John O'Donnell, Group Finance Director and Alan Kelly, General Manager Group Finance, will host a conference call for analysts and investors today at 09.00 GMT


Conference call dial-in details:

Title AIB Trading Update - code 4481008

Republic of Ireland                            (01) 655 8886
UK                                             +44 20 7806 1955
USA                                            1888 935 4577



Replay facility available until close of business 20th December 2007 - access code 4481008#

Republic of Ireland                            (01) 659 8321
UK                                             +44 20 7806 1970
USA                                            1866 239 0765



                           Forward-looking statements


A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit and other risks of lending and investment activities, competitive and regulatory factors and technology change. Any 'forward-looking' statements made by or on behalf of the Group speak only as of the date they are made.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)


Date  06 December, 2007                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.